UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 13)

ELECTRO SCIENTIFIC INDUSTRIES INC. (ESIO)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

285229100
(CUSIP Number)

David Nierenberg The D3 Family Funds 19605 NE 8th Street Camas, WA 98607 (360) 604-8600

With a copy to:

Henry Lesser, Esq.
DLA Piper LLP (US)
2000 University Avenue
East Palo Alto, CA 94303
(650) 833-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ™.

Cusip 285229100	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) The D3 Family Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 571,399 Common shares (2.1%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 571,399
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 571,399; for all reporting persons as a group, 3,818,984 shares (13.9%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ™
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Cusip 285229100	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) The D3 Family Bulldog Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 2,422,326 common shares (8.8%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,422,326
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 2,422,326; for all reporting persons as a group, 3,818,984 shares (13.9%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ™
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%
14	TYPE OF REPORTING PERSON PN

Cusip 285229100	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) The D3 Family Canadian Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(c) ☒ (d) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 233,335 common shares (0.9%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 233,335
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 233,335 shares; for all reporting persons as a group, 3,818,984 shares (13.9%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ™
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%
14	TYPE OF REPORTING PERSON PN

Cusip 285229100	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) The DIII Offshore Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 591,924 common shares (2.1%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 591,924
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 591,924; for all reporting persons as a group, 3,818,984 shares (13.9%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ™
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%
14	TYPE OF REPORTING PERSON PN

Cusip 285229100	Page 6 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Nierenberg Investment Management Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 3,818,984 shares (13.9%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,818,984 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 3,818,984; for all reporting persons as a group, 3,818,984 shares (13.9%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ™
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%
14	TYPE OF REPORTING PERSON CO

Cusip 285229100	Page 7 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Nierenberg Investment Management Offshore, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 591,924 common shares (2.1%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 591,924 common shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 591,924; for all reporting persons as a group, 3,818,984 shares (13.9%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ™
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%
14	TYPE OF REPORTING PERSON CO

Cusip 285229100	Page 8 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) David Nierenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(c) ☒ (d) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 3,818,984 shares (13.9%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,818,984 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 3,818,984; for all reporting persons as a group, 3,818,984 shares (13.9%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ™
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%
14	TYPE OF REPORTING PERSON IN

Page 9 of 10 Pages

This Amendment No. 13 to Schedule 13D (this “Amendment”) amends the below-indicated items from the Schedule 13D previously filed by or on behalf of the undersigned parties (the “Reporting Persons”) (the “Schedule 13D”), by supplementing such Items with the information below:

Item 4.  Purpose of Transaction

David Nierenberg, one of the Reporting Persons, has been appointed to the Board of Directors of ESIO and to the Board’s Compensation Committee effective February 24, 2010. Mr. Nierenberg has been added to the class of directors whose terms will expire at the 2012 annual meeting of shareholders. However, under Oregon law he will be required to stand for election by shareholders to the balance of that term at the 2010 annual meeting.

Item 5.  Interest in Securities of the Issuer

(a, b)  The Reporting Persons, in the aggregate, beneficially own 3,818,984 Shares, constituting approximately 13.9% of the outstanding Shares.

This number of Shares and percentage include the restricted stock units, and the Shares issuable upon the vesting thereof, as referred to in (c) below:

(c)  In connection with his addition to the ESIO Board of Directors (see Item 4), and consistent with ESIO’s policy regarding additions to its Board, Mr. Nierenberg has been granted 12,500 restricted stock units. Such units vest in equal amounts over a four-year vesting period, contingent on Mr. Nierenberg serving as a member of the Board on the applicable vesting date, and will be settled in outstanding Shares when they vest on a one-for-one basis. The Reporting Persons take the position that those units, and the Shares issuable upon their vesting, are beneficially owned as follows:

D3 Family Fund, LP	1,960
D3 Family Bulldog Fund, LP	7,850
D3 Family Bulldog Fund, LP	860
DIII Offshore Fund, LP	1,830

Item 6. Contracts, Arrangements, Understandings or Relationships with the Issuer

See Item 5 (a, b) and (c) with respect to the restricted stock units granted to Mr. Nierenberg.

Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

D3 Family Fund, L.P., D3 Family Bulldog
Fund, L.P., and D3 Family Canadian Fund, L.P.

By: Nierenberg Investment Management
Company, Inc.

Its: General Partner

February 26, 2010	By: /s/ David Nierenberg
David Nierenberg, President

DIII Offshore Fund, L.P.

By: Nierenberg Investment Management
Offshore, Inc.

Its: General Partner

February 26, 2010	By: /s/ David Nierenberg
David Nierenberg, President

Nierenberg Investment Management
Company, Inc.

February 26, 2010	By: /s/ David Nierenberg
David Nierenberg, President

Nierenberg Investment Management
Offshore, Inc.

February 26, 2010	By: /s/ David Nierenberg
David Nierenberg, President

February 26, 2010	/s/ David Nierenberg
David Nierenberg